DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06024883

RECD S.E.C.
FEB 13 2006
1086

January 31, 2006

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2006

Re: Borders Group, Inc.
Incoming letter dated January 6, 2006

Dear Mr. Carney:

This is in response to your letter dated January 6, 2006 concerning the shareholder proposal submitted to Borders by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Enclosures

cc: Mark Erlich
Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

940510

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3100

Date 11/16/05

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. [illegible]

Date [illegible]

COPY

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

[illegible]

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. [illegible]

Date [illegible]

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Vincent Pedrico

Bed No. 3695

Date Permanent

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3061 Top

Date 11/16/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3602

Date 11/16/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. [illegible]
Date [illegible]

8 [illegible] 57-205-7096

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3061 up
Date 11/16/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3102
Date 11/16/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. [illegible]

Date [illegible]

8[redacted]57-205-7016

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3061 top

Date 11/16/05

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3102

Date 11/16/05

National World War II Memorial

With this stamp, the U.S. Postal Service honors millions of Americans who served overseas and on the home front during World War II. This issuance is scheduled to coincide with the dedication of the National World War II Memorial, currently under construction on the National Mall in Washington, D.C. The memorial will be located just east of the Reflecting Pool, between the Lincoln Memorial and the Washington Monument. Its principal design features are the Rainbow Pool, being reconstructed, and a memorial plaza. Tom Engeman's computer-generated artwork shows one of two arches that flank the plaza.

Made in America

Trademarks and copyrights used herein are properties of the United States Postal Service and are used under license to U.S. Allegiance, Inc. www.uspledge.com

JOHN J. CRAPO, Homeless Senior CITIZEN + US ARMY VETERAN, ETC
PINE STREET INN Homeless Men's Shelter PO Box 400151
CAMBRIDGE MA 02140-0002

Dear MSTR RECEPTIONIST
please inform MR THIEN C NGUYEN who does doctoring on Me. I plan to be there 9 AM Friday. I'M BRIEF

Sincerely
John J. CRAPO
(MR) J John Jennings Crapo
Disabled Homeless Veteran, Army United States of America
JJC/jjc

UNITED STATES POSTAL SERVICE
OFFICIAL LICENSED RETAIL PRODUCT



BLACK HERITAGE
USA
37
Marian Anderson

TUFTS UNIVERSITY School OF DENTAL MEDICINE
RECEPTIONIST FLR FOUR
1 KNEELAND ST FL 4
BOSTON MA 02111-1527
ZIP + 4

National World War II Memorial

With this stamp, the U.S. Postal Service honors millions of Americans who served overseas and on the home front during World War II. This issuance is scheduled to coincide with the dedication of the National World War II Memorial, currently under construction on the National Mall in Washington, D.C. The memorial will be located just east of the Reflecting Pool, between the Lincoln Memorial and the Washington Monument. Its principal design features are the *Rainbow Pool, being reconstructed, and a memorial plaza. Tom Engeman's* computer-generated artwork shows one of two arches that flank the plaza.

Made in America



BLACK HERITAGE
USA 37
Marian Anderson

JOHN J. CRAPO, Homeless Senior CITIZEN + US ARMY VETERAN, ETC
PINE STREET INN Homeless Men's Shelter PO Box 400151
CAMBRIDGE MA 02140-0002

Dear MSTR RECEPTIONIST
please INFORM MR THIEN C NGUYEN who does doctoring on Me I plan to be there 9 AM Friday. I'M BRIEF
Sincerely
John J. CRAPO
(MR) John Jennings Crapo
Disabled Homeless veteran, army United States of America
JJC///c

TUFTS UNIVERSITY School OF DENTAL MEDICINE
RECEPTIONIST FLR FOUR
1 KNEELAND ST FL 4
BOSTON MA 02111-1527
ZIP + 4®

COPY



NATIONAL WORLD WAR II MEMORIAL
2004

EXHIBIT B

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

November 30, 2005

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Crapo:

On November 22, 2005, we received your request to include a stockholder proposal in the Corporation's 2006 annual proxy statement. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements. We were able to verify that you have continuously held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year by the date you submitted your request to include a stockholder proposal in the Corporation's 2006 annual proxy statement. However, in accordance with Rule 14a-8(b) of the Securities and Exchange Commission ("SEC"), we need for you to provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Furthermore, under SEC Rule 14a-8(d), a stockholder proposal and the accompanying statement may not exceed 500 words. Although your proposal and the supporting statement exceed this limit, you may submit a revised proposal under SEC Rule 14a-8(f). Please note, however, if you do not provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders and you do not submit a revised proposal that complies with the 500 word limitation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2006 proxy statement. For your convenience, I have attached a copy of the relevant SEC provisions, Rule 14a-8(b)(d) and (f).

Notwithstanding the foregoing, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send any future correspondence to my attention: William J. Mostyn III, Corporate Secretary, Bank of America Corporation, NC1-007-20-01, 100 North Tryon Street, Charlotte, NC 28255.

Very truly yours,

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(c)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8: Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

John J. Crapo
[redacted]
P.O. Box 400151
Cambridge, MA 02140-0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature
J. Jennings Crapo
☐ Agent
☒ Addressee

B. Received by *(Printed Name)*
JOHN CRAPO

C. Date of Delivery
08Dec2005

D. Is delivery address different from item 1? ☒ Yes
If YES, enter delivery address below: ☐ No

John Jennings Crapo
Shareholder Svcs(?)

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7001 2510 0003 4222 5974

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Kristin Oberheu
Bank of America Legal Department
100 North Tryon Street
NC1-007-20-01
Charlotte, NC 28255-0001

RECEIVED
2005 JAN 13 PM 4:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1 11

1 (1)



29 December 2005
VIA Certified mail
return rcpt requested

From John Jennings CRAPO
Homeless Bank of America
Corporation Stock holder
Homeless Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002

USA Securities and Exchange
Commission
office of Division of Corporation
Finance Div. Director Mr. allan Beller
Washington DC 20549-0213

Re: objections of said Bank Corporation to
my shareholder proposal

cc and copies of exhibits
VIA Certified mail return receipt requested
USA Securities and Exchange Commission
office of the chief
United States Administrative Law Judge
450 5th Strt NW
Washington DC 20549-0213

more

(2) (11)

pass wol021
29 Dec
2005


EXIT
COP

MR Crapo to USA Securities + Exchange commission ("SEC")
BANK of America
Mstr William J. Mostyn, Esquire
officer Corporate Secretary
~~NC1 000~~
NC1 007 20 01
100 N tryon Str
Charlotte N C
28255 0001
more

(3) (11)

Pass thru (03) OF



29 Dec 2003
MR Crapo to SEC
I ASK IN event YOUR decision
is negative re: my Shareholder
proposal we have a conference
YOU inform by letter IN advance
to give motions to get to it
more

page four(04)
4 11


C

29 Dec 2005 ~~to SEC~~
Shareholder Crano to SEC
I'm carrying a heavy
load & I've medical troubles

more

page five lost
(5) (11)



29 Dec 2005 Crako to SEC
shareholder Crako
1 list exhibits
(1) sidewalk - crossing etc
(2) light out etc
(3) luggage etc
(4) shopper etc
MORE

William J. Mostyn III
Bank of America
NC1-007-20-01
100 N. Tryon Street
Charlotte, NC 28255-0001

OVERNIGHT COURIER

2700

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COPY

OVERNIGHT COURIER

6 11

William J. Mostyn III
Bank of America
NC1-007-20-01
100 N. Tryon Street
Charlotte, NC 28255-0001

OVERNIGHT COURIER

2700

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COPY

7-11

OVERNIGHT COURIER

United States Postal Service

Sorry We Missed You! We'll Deliver for You

Today's Date: 29 Dec 2009

Sender's Name: 227

Item is at:
___ Post Office (See back)

Available for Pick-up After
Date:
Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

___ Letter
___ Large envelope, magazine, catalog, etc.
___ Parcel
___ Restricted Delivery
___ Perishable Item
___ Other:

For Delivery: (Enter total number of items delivered by service type)

For Notice Left (Check applicable item)

___ Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
___ Certified
___ Recorded Delivery
___ Firm Bill
___ Registered
___ Insured
___ Return Receipt for Merchandise
___ Delivery Confirmation
___ Signature Confirmation

Article Number(s): EA 251 466 327 US

Notice Left Section

Customer Name and Address: Okapo X151

Delivered By and Date

Article Requiring Payment
☐ Postage Due ☒ COD ☐ Customs

Amount Due: $

☐ **Final Notice:** Article will be returned to sender on

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

COPY

COPY

8 11

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

PORTER SQUARE POST OFFICE
1953 MASSACHUSETTS AVE
CAMBRIDGE MA 02140-9998
M-F 7:30AM-6:30PM SAT 7:30AM-2:00PM
PHONE (617) 876-5599

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

COPY

3. ☐ Redeliver *(Enter day of week):*

Signature X Homeless

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

Printed Name: John J. CRAPO Homeless Senior Citizen

Delivery Address: USPO 02140-9998 Clerk's Cntr

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

USPS

5293 0112 7704 9381

COPY

PS Form **3849**, November 1999 *(Reverse)*

9

11

10 (11)

p an sy 106) to
Shareholder Crapo to
SEC

(5) Luggage
(6) receipt
(7) Bank of
America
letter

(8) Front piece
said Bank letter
~~(8)~~ same as (9)
~~(9) same as 8~~ (10)
(11) front
(12) piece
& letter
(13) (14) ORR
3849

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
PORTER SQUARE POST OFFICE
CAMBRIDGE, MA 02140-9998
12/29/05 11:30AM

J.J. CRAPO.

COPY

Store	USPS	Trans	42
Wkstn	sys5003	Cashier	RQ2NMD
Cashier's Name		Charles	
Stock Unit Id		SIACHARLES	
PO Phone Number		617-876-5599	
USPS #		2407980140	

Homeless Seniors Wages

1. Express Mail Pickup 0.00
   Event Code: Delivered

Subtotal 0.00
Total 0.00

Pickup Date/Time: 12/29/05 11:31AM
Number of Mailpieces Processed: 1

Number of Items Sold: 1

Thank You
We have Post Office Boxes available
Inquire at the window

Fatigued I AM
Sincerely Share-
holder John Jennings Crapo
3/3/11 c

(11) (11)

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

COPY COPY

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a letter on November 22, 2005 (the "Crapo Letter") from John Jennings Crapo. The Crapo Letter was addressed to multiple parties, including the U.S. Court of Appeals for the First Circuit, the City of Boston Inspectional Service Department, the Securities and Exchange Commission (the "Commission") and the Commonwealth [Co-operative] Bank. The Crapo Letter is generally illegible and, as discussed in more detail below, does not appear to include a proposal for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Crapo Letter also includes multiple exhibits, none of which appear related to any shareholder proposal. The Crapo Letter is attached hereto as **Exhibit A**. Under the portion of the Crapo Letter addressed to the Commission, there appears to be some reference to a possible shareholder proposal (for the purposes of this letter, the "Proposal"). While the Corporation does not believe that the Crapo Letter contains a shareholder proposal, the Corporation nevertheless, hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Commission on or about March 20, 2006 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated February 13, 2006

The submission relates to limiting salary increases of the company's directors.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the submission from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Bank of America's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel